Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

May 21, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Joseph McCann
Daniel Gordon

Re:	4D Pharma plc
Registration Statement on Form F-1 Filed April 23, 2021
File No. 333-255474

Ladies and Gentlemen:

On behalf of our client, 4D Pharma plc (“4D Pharma” or the “Company”), we submit this letter in response to an oral comment from the staff of the Securities and Exchange Commission (the “Commission”) relayed in a telephone conversation on April 29, 2021 with Joseph McCann and Daniel Gordon relating to the above referenced registration statement on From F-1 (the “Form F-1”).

The oral comment noted that the Registration Statement did not include financial statements of Longevity Acquisition Corporation, a blank check company incorporated in the British Virgin Islands as a business company with limited liability (“Longevity”), acquired by 4D Pharma, and related pro forma financial information of the Company giving effect to its acquisition of Longevity. We respectfully submit that, for the reasons set forth below, financial statements of Longevity and related pro forma financial information are not required to be included in the Form F-1 Registration Statement pursuant to the requirements of Form F-1.

Background and the Merger

4D Pharma is a pharmaceutical company incorporated under the laws of England and Wales developing Live Biotherapeutic Products, a class of drug derived from the human microbiome. Since July 2014, 4D Pharma’s ordinary shares have traded on the London Stock Market’s AIM market. 4D Pharma has, at all times, qualified as a “foreign private issuer” as defined in Rule 405 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Securities and Exchange Commission

May 21, 2021

Longevity was a “special purpose acquisition company” formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. At no time in its existence did Longevity have as its purpose the establishment of a “business,” as that term is discussed below.

From the effectiveness of its registration statement on Form S-1 on August 28, 2018 through the closing of the Merger (as described below) on March 22, 2021, Longevity shares, options, warrants and units traded on the Nasdaq Capital Market. In addition, from August 28, 2018 through the effectiveness of a Form 25 and the filing of a Form 15 on April 1, 2021, Longevity was registered under the Exchange Act and was not a foreign private issuer.

As further described in 4D Pharma’s registration statement on Form S-4 (file no. 333-250986) (the “Form F-4”), on October 21, 2020, 4D Pharma, Longevity and Dolphin Merger Sub Limited (“Merger Sub”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of 4D Pharma, entered into an agreement and plan of merger pursuant to which 4D Pharma would acquire Longevity. The agreement and plan of merger provided for, among other things, and subject to the conditions therein, a statutory merger of Longevity with and into Merger Sub pursuant to the British Virgin Islands Companies Act, with Merger Sub continuing as the surviving company and wholly-owned subsidiary of 4D Pharma (the “Merger”). Pursuant to the Merger, stockholders and holders of rights of Longevity received ordinary shares of 4D Pharma, paid in the form of American Depositary Shares (“ADS”) of 4D Pharma. 4D Pharma also assumed Longevity warrants. Concurrently with the closing of the Merger, 4D Pharma ADSs were listed on the Nasdaq Global Market.

The Form F-4

4D Pharma filed the Form F-4 (and a Form F-6) to register under the Securities Act the ordinary shares underlying the ADSs to be issued to holders of Longevity equity in the merger and the assumption of the Longevity warrants. The Form F-4 included both a prospectus of 4D Pharma with respect to the offer and sale of 4D Pharma shares and assumed warrants and a proxy statement of Longevity with respect to solicitation of Longevity stockholder approval of the Merger (see DEFM14A filed by Longevity on February 26, 2021).1

As noted above, the Merger’s structure was such that 4D Pharma acquired Longevity; the Merger was not a reverse acquisition. Accordingly, 4D Pharma was treated as both the legal and accounting acquiror in the Merger. In making its determination of the accounting acquiror, the Company applied the guidance provided in Accounting Standards Codification (ASC) 805-10-25-5, noting that 4D Pharma was ‘the entity that obtains control of the acquiree (Longevity)’, as post-Merger, Company shareholders owned approximately 82% of the outstanding shares of the combined entity (prior to the issuance of shares in the private placement discussed below). In addition, 4D Pharma further considered the additional guidance in ASC 805-10-55-11 through -15, noting that all of the factors described therein further supported 4D Pharma’s conclusion that it was the accounting acquiror.

1 As a foreign private issuer, 4D Pharma is not subject to the proxy rules under the Exchange Act, and separately solicited approval for the allotment of shares in the Merger under English law.

Securities and Exchange Commission

May 21, 2021

Having concluded that 4D Pharma was both the legal and accounting acquiror, Company management next assessed whether Longevity met the definition of a business. Longevity, from the date of its formation to the date of the Merger and its eventual deregistration, was a “special purpose acquisition company,” with none of the inputs, processes or outputs that are indicative of a business, as those terms are defined and explained in ASC 805-10-55-3A through -5. 4D Pharma therefore concluded that ASC 805 did not apply to the Merger; rather, the substance of the transaction was a capital transaction, whereby 4D Pharma issued equity instruments in exchange for the net assets of Longevity, which consisted of Longevity’s cash and liabilities for unpaid transaction expenses.

This accounting treatment was described in the Form F-4 (page 127) as follows: “the Merger will be accounted for as a recapitalization through an asset acquisition and not a business combination as Longevity did not meet the definition of a business in accordance with GAAP. The Merger will be treated as 4D Pharma will be the accounting acquirer and will issue equity in exchange for the net assets of Longevity. No goodwill or intangible assets will be recorded in this transaction. Accordingly, Longevity’s assets, liabilities, and results of operations will be consolidated with 4D Pharma beginning on the Effective Time.”

4D Pharma management notes that, for the purpose of determining the applicability of Regulation S-X Rule 3-05, the Staff determines whether an acquired entity is a business pursuant to the definition set forth in Rule 11-01(d); as discussed further below, the application of this framework to Longevity yields the same conclusion—Longevity is not a business and therefore Rules 3-05 and 11-01 do not apply to the Merger.

As required by Form F-4 in a transaction in which target securityholders are voting, the Form F-4 contained financial statements of Longevity, as the target company, in accordance with Item 17(b)(3)-(7) of Form F-4. In addition, as required pursuant to Item 5 of Form F-4, the Form F-4 included pro forma financial information required by Article 11 of Regulation S-X with the respect to the transaction. The pro forma financial statements indicated in the basis of presentation:

Management of 4D Pharma has preliminarily concluded the Merger is a recapitalization through an asset acquisition and not a business combination as Longevity does not meet the definition of a business pursuant to ASC 805. According to the guidance in ASC 805, 4D Pharma will obtain control as a result of the proposed transaction. Specifically, 4D Pharma will obtain control as: (i) it is expected to own 100% of the issued and outstanding shares of Longevity; (ii) it is expected that Longevity will merge with and into a wholly-owned subsidiary of 4D Pharma, the separate existence of Longevity will cease, and the wholly-owned subsidiary of 4D Pharma will be the surviving company; and (iii) the board of directors and officers of 4D Pharma prior to the effective time will be the initial board of directors and officers of 4D Pharma following the effective time. 4D Pharma will be the accounting acquirer and will issue equity in exchange for the net assets of Longevity. No goodwill or intangible assets will be recorded in this transaction.

Securities and Exchange Commission

May 21, 2021

The Company believes that Topic 12 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) indirectly confirms the Company’s accounting treatment. Section 12100 of the FRM states:

The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. (emphasis added).

Unlike the example in Section 12100, in 4D Pharma’s case, the operating company acquired the non-operating public shell corporation, and 4D Pharma filed a new Securities Act registration statement (the Form F-4) and a new Exchange Act registration (see Form 8-A filed by 4D Pharma on February 23, 2021). In this regard the transaction was not a “reverse” transaction, but the substance of the guidance from Section 12100 and the structure of the Merger – the combination of an operating company and a shell company holding only cash – is substantially the same. As such, given the lack of any characteristics of a business by Longevity (its only asset being cash) and the analogous guidance from Section 12100, 4D Pharma and its auditors believe the transaction should be treated a capital transaction in substance, consisting of a recapitalization in which 4D Pharma issued stock for the net monetary assets of the shell corporation.

Closing of the Merger and Delisting of Longevity

At the effectiveness of the closing of the Merger on Monday, March 22, 2021, 4D Pharma acquired all of the outstanding equity of Longevity. Longevity securities ceased trading on Nasdaq at the close of trading on Friday, March 19, 2021, and Nasdaq filed a Form 25 on behalf of Longevity on March 22, 2021 to deregister Longevity under Section 12(b) of the Exchange Act. The Form 25 became effective on April 1, 2021. Longevity filed a post-effective amendment to its Form S-1 (file no. 333-22699) to deregister all remaining unsold securities on March 31, 2021, and on April 1, 2021 filed a Form 15 pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i) terminating Longevity’s registration under Section 12(g) and Section 15 of the Exchange Act.

Securities and Exchange Commission

May 21, 2021

The PIPE Transaction

The Form F-4 disclosed 4D Pharma’s intent to complete a private placement transaction in connection with the Merger (see page 35). On March 17, 2021, the Company filed a press release pursuant to Rule 425 disclosing the following:

On March 16, 2021, [4D Pharma] entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (collectively, the “PIPE Investors”) pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 15,713,309 4D Pharma ordinary shares at a purchase price of $1.53 per share (£1.10 per share) for an aggregate investment amount equal to $24.03 million (the “PIPE Investment”). The PIPE Investment is expected to be consummated substantially concurrently with the closing of the Merger.

The Company subsequently announced on March 22, 2021 that another investor subscribed for 654,023 ordinary shares at the same purchase price of $1.53 per share, increasing the gross proceeds to $25.03 million. The subscription agreements for the PIPE investments provided for registration rights for the PIPE investors; the Form F-1 is intended to satisfy these registration rights.

The Form F-1 Registration Statement

The Form F-1 proposes to register for resale (1) shares purchased by the PIPE Investors that are “restricted securities” under the Securities Act, and (2) shares issued to affiliates of 4D Pharma and Longevity in the Merger that are subject to restrictions under Rule 145 (given that Longevity was a party to the transaction and a “shell company” contemplated by Rule 145(c)).

The Company respectfully does not believe that Form F-1 requires financial statements of Longevity or pro forma financial information under Article 11. Item 4A(b)1. of Form F-1 states:

Include in the prospectus contained in the registration statement, if not included in the reports filed under the Exchange Act which are incorporated by reference into the prospectus contained in the registration statement pursuant to Item 5:

i.	Information required by Rule 3-05 and Article 11 of Regulation S-X (§210.3-05 and §211 et seq. of this chapter)

Rule 3-05 requires in relevant part that financial statements are required if, during the most recent fiscal year or thereafter, a “business acquisition” has occurred or is probable. 4D Pharma does not believe Longevity constitutes a business under the requirements of ASC 805 or Rule 3-05 (as set forth in Rule 11-01(d)). Under ASC 805-10-55-3A, a business is defined as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” As discussed above, ASC 805-10-55 further states that a business consists of inputs, processes and outputs towards these ends. Longevity, as a “special purpose acquisition company,” had none of the elements of a business at any point in its existence.

Securities and Exchange Commission

May 21, 2021

The FRM notes in Section 2010.1 that it is possible that the determination of whether there is a business for accounting purposes under ASC-MG and ASC 805 may be different than the determination under Rule 3-05. Section 2010.2 further states “A ‘business’ for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations.” Section 2010.2 further states that the inquiry of whether a business is being acquired requires registrants to consider the following:

●	Will the nature of the revenue producing activity generally remain the same?

●	Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

The Note to Section 2010.2 states, “The staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.” Longevity was formed for purposes of engaging in a business combination and had no revenue producing activity or plans to develop any such activity. Longevity also had no revenue producing assets of the type indicated in Section 2010.2 (such as facilities, employees, operating rights, trade names, etc.) to be used after the acquisition by 4D Pharma. The sole asset 4D Pharma acquired through its purchase of Longevity was the cash in Longevity’s trust account. Notably, 4D Pharma did not acquire Longevity’s Nasdaq listing as it separately applied for a new listing of its ADS. 4D Pharma therefore views the transaction as a capital transaction in which it issued stock as a fundraising activity. The Company does not believe the financial results of Longevity are material to an understanding of its future operations, as Longevity’s activities were limited to the initial raising of capital and the pursuit of a transaction.

With respect to pro forma financial information under Article 11, Item 11.01(a)(1) and (2) of Regulation S-X require pro forma financial information for a “significant business acquisition” and Item 11.01(a)(8) of Regulation S-X requires pro forma financial information if “consummation of other transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.” Again, 4D Pharma has concluded there was no “business acquisition.” 4D Pharma has also concluded that pro forma financial information is not material to investors. The Form F-1 contains disclosure about the gross and net cash received through both the Longevity acquisition and the PIPE Investment, as well as the number of shares outstanding as of April 23, 2021 (after completion of both transactions). The substance of an Article 11 pro forma presentation would be to show the impact of the receipt of proceeds and issuance of shares resulting from the Merger and the PIPE Investment, both of which are already prominently disclosed in the Form F-1. Since Longevity had no operations, the material terms of the two capital raising transactions are presented in the sections “Recent Developments”, “The Registered Shares” and Note 14 (Subsequent Events) to 4D Pharma’s financial statements. The Company respectfully submits that, similar to any registrant that has raised capital following the most recent fiscal year and disclosed the material terms of such transaction, pro forma financial information is not material to an investor’s understanding of the Company.

Securities and Exchange Commission

May 21, 2021

Rule 13a-1

The staff of the Commission also requested that the Company address the applicability of Rule 13a-1 of the Exchange Act. Rule 13a-1 states:

Every issuer having securities registered pursuant to section 12 of the Act (15 U.S.C. 78l) shall file an annual report on the appropriate form authorized or prescribed therefor for each fiscal year after the last full fiscal year for which financial statements were filed in its registration statement. Annual reports shall be filed within the period specified in the appropriate form.

The Company respectfully does not believe Longevity was required to file a Form 10-K for the year ended February 28, 2021. Longevity exited the Exchange Act on April 1, 2021 through the filing of a Form 25 and Form 15. At such time, its reporting obligations under the Exchange Act ceased and it was no longer an issuer having securities registered under Section 12. Longevity’s Form 10-K for the year ended February 28, 2021 would have otherwise been due on May 29, 2021, significantly after its ceased to be registered under the Exchange Act. We note also that the Form F-4 was not a registration statement of Longevity, rather the registrant was 4D Pharma, and the F-4 included a proxy statement of Longevity.

In addition, 4D Pharma believes it is not a successor issuer to Longevity under Rule 12g-3 of the Exchange Act and Rule 414. 4D Pharma separately applied to register its securities on the Form F-4, and filed a Form 8-A to register its securities under Section 12(b) of the Exchange Act in connection with its new listing on Nasdaq. It is not relying on the Exchange Act registration of Longevity and it is not seeking to use the reporting history of Longevity (which was separately deregistered) for purposes of determining eligibility to use Form F-3, Rule 144, or the like (see Securities Act Forms Compliance and Disclosure Interpretations Question 115.18).

Securities and Exchange Commission

May 21, 2021

Conclusion

4D Pharma believes the Form F-1 as filed complies as to form with the requirements of Form F-1 and, for the reasons described above, it is not required to include in the Form F-1 financial statements of Longevity or pro forma financial information giving effect to the Merger. 4D Pharma respectfully submits the Form F-1 contains all disclosure material to a purchaser of the securities registered on the Form F-1.

Please direct any questions regarding the Company’s response to me by phone at (650) 565-3514 or email to bfinkelstein@wsgr.com or to Steven V. Bernard by phone (650) 714-8525 or email to sbernard@wsgr.com).

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc:	Duncan Peyton, Chief Executive Officer, 4D Pharma
John Beck, Chief Financial Officer, 4D Pharma
Richard Avison, Group Finance Director, 4D Pharma
Adrian Murray, Acting General Counsel, 4D Pharma
Robert M. Burke, III, RSM US LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation